

October 4, 2010

Mr. David Lichtenstein
c/o The Lightstone Group
1985 Cedar Bridge Avenue
Lakewood, NJ 08701

   Re: Lightstone Value Plus Real Estate Investment Trust II, Inc.
     Post-Effective Amendment No. 3 to Registration Statement on Form S-11
     Filed September 27, 2010
     File No. 333-151532

Dear Mr. Lichtenstein:

   We have limited our review of your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your base prospectus is dated April 24, 2009 and that you have included two supplements to the base prospectus, resulting in multilayered disclosure. Please tell us what consideration you have given to updating your base prospectus and providing one consolidated supplement.

2. Please discuss your experience with redemptions during the fiscal year ended December 31, 2009 and the six months ended June 30, 2010. Disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled. Please also disclose the source of cash used to fund the redemption requests fulfilled and the average price of shares redeemed.

Status of Our Public Offering, page S-2

3. Please disclose the amount of shares remaining to be offered and the end date of the offering in this section.

Specific Investments, page S-11

4.   Please disclose the loan-to-value ratio of your recent mortgage loan acquisition.

Financial Condition, Liquidity and Capital Resources, page S-24

5.   Please tell us if all the fees incurred by your advisor and its affiliates for the year ended December 31, 2009 and the six months ended June 30, 2010 are reflected in the table on page S-26. Please also disclose if any fees have been incurred but remain unpaid.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 202-551-3655 with any questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Peter M. Fass, Esq.